UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34885

Amyris, Inc.

(Exact name of registrant as specified in its charter)

5885 Hollis Street, Suite 100

Emeryville, California 94608

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

*

As previously reported, on August 9, 2023, Amyris, Inc. (the “Company”) and certain of its direct and indirect subsidiaries (collectively, the “Company Parties”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), thereby commencing Chapter 11 cases for the Company Parties. On February 7, 2024, the Bankruptcy Court entered an order confirming the Third Amended Joint Plan of Reorganization of Amyris, Inc. and Its Affiliate Debtors, as Modified (the “Plan”). On May 7, 2024 (the “Effective Date”), the Plan became effective pursuant to its terms. As of the Effective Date, and in accordance with the Plan, all outstanding shares of common stock of the Company (including shares of common stock issuable under equity awards granted under the Company’s equity incentive plans) have been cancelled and discharged.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Amyris, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 7, 2024

AMYRIS, INC.

By:	/s/ Han Kieftenbeld
	Name:	Han Kieftenbeld
	Title:	Interim Chief Executive Officer and Chief Financial Officer